EXHIBIT 99.1 TO FORM 4

Explanation of Responses:

(1)	On February 24, 2023, Horton Freedom, LP, a Delaware limited partnership (“Horton Freedom”), transferred 722,711 shares of common stock of Repro Med Systems, Inc. (the “Company”) to certain of its limited partners, for no consideration, representing 100% of such limited partners’ interests in Horton Freedom.

(2)	This Form 4 is filed jointly by Horton Capital Management, LLC, a Delaware limited liability company (“HCM”), Horton Capital Partners LLC, a Delaware limited liability company (“HCP”), HCPF, and Joseph M. Manko, Jr. Pursuant to investment advisory agreements, HCM maintains investment and voting power with respect to shares of Common Stock of the Issuer held by HCPF and Horton Freedom. However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such Common Stock because, in the event HCM’s investment advisory agreement with respect to such Common Stock is terminated, HCP has the right to assume HCM’s discretionary investment and voting authority with respect to such Common Stock. HCP is the general partner of HCPF and Horton Freedom. Mr. Manko is the managing member of both HCM and HCP. As a result of the transaction disclosed herein, HCM no longer has discretionary investment nor voting authority with respect to such shares of Common Stock.

The filing of this statement shall not be construed as an admission (a) that the person filing this statement is, for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this statement, or (b) that this statement is legally required to be filed by such person.